**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549**

FORM 6-K

**REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934**

Report on Form 6-K dated January 31, 2013

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __ **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __ **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ **No X**

Enclosure: Press release **Tropicana Gold Project Progress Update**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa \ Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG \ CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com

News Release

31 January 2013

Tropicana Gold Project Progress Update

The Tropicana Gold Project (AngloGold Ashanti Ltd 70% and manager, Independence Group NL 30%) remains on schedule to begin production in the December 2013 quarter.

Located 330 kilometres east-northeast of Kalgoorlie in Western Australia, the project was approved in November 2010.

Since that time Tropicana's Mineral Resource (100% project) has grown by 2.8 million ounces, and the potential for extensions to the known ore zones and the discovery of additional ore within trucking distance of the processing plant remains high.

The Mineral Resource (100% project), as at 30 December 2012, has grown to 118 million tonnes grading 2.08 grams per tonne containing 7.89 Moz of gold*. This growth primarily reflects additional drilling carried out as part of the Havana Deeps Pre-Feasibility Study (PFS), targeting the down plunge and along-strike extents of the Havana ore body outside the current Havana Pit.

Gold production in the first three years of operation remains in the range of 470,000-490,000 ozpa (100% project) at slightly increased cash costs of between A$590/oz-A$630/oz**, compared to a forecast of A$580/oz-A$600/oz at approval. The increase is largely due to higher fuel prices, which were also impacted by the reduction in fuel rebates associated with the introduction of the carbon tax.

At approval, Tropicana had a life of 10 years and exploration success has extended this to more than 11 years.

Life of mine (LOM) production has increased slightly to 3.6 Moz from 3.45 Moz at approval, while LOM cash costs remain in the original range of A$710/oz-A$730/oz. It is likely LOM production will increase as more of the Mineral Resource is converted into Ore Reserves.

Ore Reserves have increased by 0.5 Moz (an increase of 15%) since approval to 56.4 Mt at 2.16 g/t for 3.91 Moz. Updated Ore Reserves will be released on completion of the Havana Deeps PFS which is examining the economic trade-off between open pit and underground mining of the Havana Deeps Mineral Resource. The PFS will be completed during 2013.

See ASX announcement on 4 December 2012 for full details of the Mineral Resource. AngloGold Ashanti's website at www.anglogoldashanti.com has full details of the Mineral Resources and the Ore Reserve.
*** Based on an average AUD:USD exchange rate for the period of 0.9537 and an average oil price of US$113.3/bbl*

Engineering design and procurement activities are now complete and all major equipment items have been delivered to the site. At the end of the December 2012 quarter construction was 55.6% complete.

With the award during the quarter of the major Structural, Mechanical & Piping (SMP) and Electrical & Instrumentation (E&I) contracts, the Joint Venture partners can now provide an update on the project capital costs.

On a 100% project basis, the estimated capital expenditure has increased to between A$820-A$845 million*. This represents an 11% increase on the mid-point of the capex range forecast at the time the project was approved in November 2010. At that time capital expenditure (nominal) was forecast to be between A$725-$775 million.

AngloGold Ashanti CEO Mark Cutifani attributed the higher forecast to significant increases in construction labour costs and decreased productivity, which had resulted in higher on-site labour requirements. However, in the context of AGA this increase is in line with additional contingencies held at the Board level, with the new estimates consistent with the top end cost range flagged at the time of approval.

 "The West Australian construction market is overheated and this, along with extreme skills shortages, has impacted labour productivity and subsequently costs," he said.

"Even in this environment the team has done very well to contain project costs through tight scope and schedule control, in contrast to many other resources projects currently in construction.

"Progress to date has confirmed our confidence in the strength of Tropicana and exploration continues to deliver the upside we believed was present at approval.

"Pre-commissioning will begin in the third quarter leading to the commencement of production and production ramp-up in the fourth quarter."

The first phase of mining fleet mobilisation is complete and contractor Macmahon Holdings commenced mining ahead of schedule, with more than 3.3 million bank cubic metres mined by the end of 2012. The next phase of mobilisation is scheduled to begin in February 2013.

During the December quarter near mine exploration returned encouraging results at Boston Shaker and Springbok. Better results included 5 metres at 5.2 g/t from 108 m and 7m at 3.6 g/t from 413 m at Springbok and 9m at 5.4 g/t from 439m at Boston Shaker (*see drill hole detail in Appendix 1*).

The down dip extensions of Boston Shaker and Tropicana, along with other nearby targets, will be tested during 2013. Regional exploration will continue to assess the prospectivity of the Joint Venture's large tenement holding in the Tropicana Belt, and numerous targets have been identified for follow up drill-testing during the coming year.

An exploration budget of A$20 million has been approved by the JV partners for near-mine and regional exploration in 2013.

 Based on an average AUD:USD exchange rate of 0.98 and an average oil price of US$113/bbl

ENDS

Contacts

	Tel:			**E-mail:**
Andrea Maxey (Investors & Media)	+61 8 9425 4603	/	+61 400 072 199	amaxey@anglogoldashanti.com.au
Stewart Bailey (Investors)	+1 212 858 7701	/	+1 646 338 4337	sbailey@anglogoldashanti.com
Mike Bedford (Investors)	+44 122 593 8483			mbedford@anglogoldashanti.com

Certain statements made in this communication, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, growth prospects and outlook of AngloGold Ashanti's operations, individually or in the aggregate, including the achievement of project milestones, the completion and commencement of commercial operations of certain of AngloGold Ashanti's exploration and production projects and the completion of acquisitions and dispositions, any plan regarding the restructuring of any of AngloGold Ashanti's operations, AngloGold Ashanti's liquidity and capital resources and capital expenditure and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental issues, are forward-looking statements regarding AngloGold Ashanti's operations, economic performance and financial condition. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti's actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social, political and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions including environmental approvals and actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of certain of these and other factors, refer to AngloGold Ashanti's annual report for the year ended 31 December 2011, which was distributed to shareholders on 4 April 2012, the company's 2011 annual report on Form 20-F, which was filed with the Securities and Exchange Commission in the United States on 23 April 2012 and the prospectus supplement to the company's prospectus dated July 17, 2012 that was filed with the Securities and Exchange Commission on July 25, 2012. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti's actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, stakeholders are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after today's date or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

This communication may contain certain "Non-GAAP" financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.

AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the "Investors" tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

JORC / JSE Compliance:
The information in this report that relates to Mineral Resources is based on information compiled by Mark Kent, a full-time employee of AngloGold Ashanti Australia Ltd, who is a member of the AusIMM. Mark Kent has sufficient experience relative to the type and style of mineral deposit under consideration, and to the activity which has been undertaken, to qualify as a Competent Person (or Recognised Mining Professional) as defined in the 2004 Edition of the JORC Code. Mark Kent consents to the release of this resource based on the information in the form and context in which it appears.

The information in this report that relates to Ore Reserves is based on information compiled by Salih Ramazan, a full-time employee of AngloGold Ashanti Australia Ltd, who is a member of the AusIMM. Salih Ramazan has sufficient experience relative to the type and style of mineral deposit under consideration, and to the activity which has been undertaken, to qualify as a Competent Person (or Recognised Mining Professional) as defined in the 2004 Edition of the JORC Code. Salih Ramazan consents to the inclusion in the report of the matters based on the information in the form and context in which it appears.

Appendix 1: Drill hole details Boston Shaker & Springbok

Collar Details						**Significant Intersection**				**Prospect**
Hole No.	**Northing (M)**	**Easting (M)**	**RL**	**Azi (deg)**	**Dip (deg)**	**Total Depth**	**Depth From**	**Depth To**	**Width (M)**	**Au (G/T)**	
SKRC015	6766107	652627	334.2	270.0	-60.0	132	111.0	113.0	2.0	1.1	Springbok
SKRC019	6765505	652658	337.7	270.0	-60.0	132	105.0	112.0	**7.0**	**3.6**	Springbok
including							*106.0*	*110.0*	*4.0*	*5.9*	
SKRC020	6765448	652686	338.2	270.0	-60.0	140	119.0	133.0	14.0	1.2	Springbok
including							*120.0*	*124.0*	*4.0*	*2.5*	
SKRC021	6765400	652594	339.3	270.0	-60.0	120	53.0	55.0	2.0	1.3	Springbok
SKRC022	6765302	652681	339.7	270.0	-60.0	120	62.0	64.0	2.0	3.3	Springbok
SKRC026	6765099	652604	342.2	270.0	-60.0	102	16.0	18.0	2.0	1.5	Springbok
SKRC040	6765800	652649	334.6	270.0	-60.0	132	108.0	113.0	**5.0**	**5.2**	Springbok
SKRC043	6765386	652687	338.7	270.0	-60.0	150	108.0	112.0	4.0	2.2	Springbok
BSD050A	6763710	652445	347.5	313.0	-60.0	435.5	405.0	420.0	15.0	2.6	Boston Shaker
including							*406.0*	*410.0*	*4.0*	*3.0*	
and							*413.0*	*420.0*	*7.0*	*3.6*	
BSD054	6763775	652512	347.0	315.0	-60.0	467.9	439.0	448.0	**9.0**	**5.4**	Boston Shaker
BSD056	6763850	652518	346.7	315.0	-60.0	102	77.0	79.0	2.0	2.6	Boston Shaker

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: January 31, 2013

By: /s/ M E SANZ PEREZ_____

Name: M E Sanz Perez

Title: Group General Counsel and Company Secretary